EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended
	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
	(in thousands)

Net Income (Loss) available (related) to common stockholders	$220,342	$(9,442)	$6,537	$(2,350)
Additional fixed charge (interest expense)	$61,195	$11,856	$1,207	$14
Earnings adjusted	$281,537	$2,414	$7,744	$(2,336)
Ratio of earnings to fixed charges	4.60	0.20	6.42	NM	(1)

(1)	The Company began operations on November 6, 2009.